FILED PURSUANT TO RULE  424(B)(3);  FILE
                                        NO.  333-64029;  STICKER  SUPPLEMENT  TO
                                        SUPPLEMENT  NO.  1  DATED  NOVEMBER  10,
                                        1998;  SUPPLEMENT  NO. 1 DATED  NOVEMBER
                                        10,  1998  TO BE  USED  WITH  PROSPECTUS
                                        DATED OCTOBER 16, 1998


                    SUMMARY OF SUPPLEMENT NO. 1 TO PROSPECTUS
                (SEE THE SUPPLEMENT FOR ADDITIONAL INFORMATION):

   Supplement No. 1 dated November 10, 1998:

     (1) Reports on the acquisition by the Company of two additional apartment complexes.

     (2) Contains unaudited financial statements of the Company for the nine months ended September 30, 1998 and the related management's discussion and analysis of financial condition and results of operations.

     As of November 10, 1998, the Company had closed the sale to investors under the Prospectus of 1,183,773 Shares at $10 per Share, representing aggregate gross proceeds to the Company of $11,837,734 and proceeds net of selling commissions and marketing expenses of $10,653,961. The Company endeavors continually to invest proceeds in the acquisition of additional suitable apartment communities as promptly as practicable after the receipt of such proceeds. As of November 20, 1998, approximately $26 million of the proceeds of all Common Share offerings available for investment in properties had not been so invested.

     Apple Residential Management Group, Inc. and its affiliates have received and are expected to continue to receive fees and expense reimbursements in connection with the Company's acquisitions and the management of the properties and the Company. In connection with the two property acquisitions described in this Supplement, Apple Residential Management Group, Inc. received property acquisition fees totaling $348,000.

                                        FILED PURSUANT TO RULE  424(B)(3);  FILE
                                        NO.  333-64029;  SUPPLEMENT  NO. 1 DATED
                                        NOVEMBER   10,  1998  TO  BE  USED  WITH
                                        PROSPECTUS DATED OCTOBER 16, 1998


                    SUPPLEMENT NO. 1 DATED NOVEMBER 10, 1998
                      TO PROSPECTUS DATED OCTOBER 16, 1998

                      APPLE RESIDENTIAL INCOME TRUST, INC.

     The following information supplements the Prospectus of Apple Residential Income Trust, Inc. dated October 16, 1998 (the "Prospectus") and should be considered part of such Prospectus. Prospective investors should carefully review both the Prospectus and this Supplement. Capitalized terms that are used but not defined in this Supplement have the meanings given to them in the Prospectus.

                            STATUS OF THE OFFERING

     As of November 10, 1998, the Company had closed the sale to investors under the Prospectus of 1,183,773 Shares, representing gross proceeds to the Company of $11,837,734, and proceeds net of selling commissions and marketing expenses of $10,653,961.

                             PROPERTY ACQUISITIONS

     On October 28, 1998, the Company purchased the Burney Oaks Apartments in Arlington, Texas, and on October 29, 1998, the Company purchased the Brandywine Park Apartments in Richardson, Texas. Additional information on these properties is provided below.

                             BURNEY OAKS APARTMENTS
                                ARLINGTON, TEXAS

     On October 28, 1998, Apple REIT Limited Partnership purchased the Burney Oaks Apartments located at 2502 Burney Oaks Lane in Arlington, Texas (the "Property").

     The Property comprises 240 apartment units. The purchase price for the Property was $9,300,000. The seller was JMB Institutional Apartment Limited Partnership-II, an Illinois limited partnership, which is not affiliated with the Company, Apple Residential Management Group, Inc. (the "Advisor") or their affiliates. The purchase price was paid entirely in cash using proceeds from the sale of Shares. Title to the Property was conveyed to the Company by limited warranty deed.

     LOCATION. The Property is located on Burney Oaks Lane off of Highway 360 in Arlington, Texas. The Property is located within the greater Dallas/Fort Worth Metropolitan Statistical Area, or as it is called locally, "The Metroplex." For information on The Metroplex, see under "Brookfield Apartments" on page 39 of the Prospectus, and for information on Arlington, see under "Aspen Hill Apartments" on page 44 of the Prospectus.

     The immediate area surrounding the Property consists of other multi-family and single-family housing, and commercial and retail development. The Property is near businesses, restaurants, schools and churches and is readily accessible from Highways 360 and 183. The Property is an approximately 20-minute drive from Dallas/Fort Worth International Airport, an approximately 30-minute drive from the Dallas Central Business District, and an approximately 15-minute drive from the Fort Worth Central Business District.

     DESCRIPTION OF THE PROPERTY. The Property consists of 240 garden-style apartment units in 12 two- and three-story buildings on approximately 9.6 acres of land. The Property was constructed in 1985.

     The Property offers 10 different unit types. The unit mix and rents being charged new tenants as of October 1998 are as follows:

                                                          APPROXIMATE
                                                           INTERIOR
                                                        SQUARE MONTHLY
QUANTITY                       TYPE                        FOOTAGE      RENTAL
----------   -----------------------------------------   ------------   --------
    96       One bedroom, one bathroom                         620       $ 515
     8       One bedroom, one bathroom w/desk                  710         575
    24       One bedroom, one bathroom w/fireplace             710         580
    32       One bedroom, one bathroom w/sunroom               800         620
     4       Two bedrooms, two bathrooms w/desk                965         705
    16       Two bedrooms, two bathrooms w/fireplace           965         710
     4       Two bedrooms, two bathrooms w/desk              1,000         725
    16       Two bedrooms, two bathrooms w/fireplace         1,000         730
    20       Two bedrooms, two bathrooms w/sunroom           1,050         740
    20       Two bedrooms, two bathrooms w/sunroom           1,120         750

     The apartments provide a total of approximately 190,500 square feet of net rentable area.

     The Company believes that the Property has generally been well maintained and is in good condition. However, the Company has budgeted approximately $180,000 for repairs and improvements to the Property, to include clubhouse renovations, exterior painting and interior upgrades.

     The following information is provided by the seller. Physical occupancy at the Property averaged approximately 95% in 1993, 94% in 1994, 94% in 1995, 93% in 1996, 95% in 1997 and 93% during the first nine months of 1998. Leases at the Property are generally for terms of one year or less. Average rental rates for the past five years have generally increased. As an example, a one-bedroom, one bathroom apartment unit (800 square feet) rented for $450 in 1993, $475 in 1994, $505 in 1995, $545 in 1996 and $545 in 1997. The average effective annual rental per square foot at the Property for 1993, 1994, 1995, 1996 and 1997 was $6.67, $7.04, $7.48, $8.07, and $8.07, respectively.

     The Property has an outdoor swimming pool, a fitness center, two saunas, a heated Jacuzzi and controlled access. There is a clubhouse with a leasing office. There are 228 covered parking spaces and additional paved uncovered parking.

     The buildings are wood frame construction with exteriors of a combination of brick veneer, painted wood and stucco on concrete slab foundations. Roofs are pitched and covered with asphalt shingles on plywood sheathing.

     Each apartment unit has wall-to-wall carpeting in the living areas and vinyl floors in the kitchen and bath. Each apartment unit has a cable television hook-up and individually controlled heating and air-conditioning unit. Each kitchen has a refrigerator/freezer, electric range and oven, dishwasher and garbage disposal. Each unit has a washer and dryer, a pantry, a linen closet and miniblinds. A total of 96 units have a fireplace and 24 units have a built-in desk. The owner of the Property pays for cold water, sewer service, trash removal and gas for hot water. The residents pay for their electricity usage, which includes cooking, lighting, heating and air-conditioning.

     There are at least seven apartment properties that compete with the Property. All offer similar amenities and generally have rents that are comparable to those of the Property. Based on a recent telephone survey, the Advisor estimates that occupancy at nearby competing properties averaged approximately 95% on October 31, 1998.

     As of October 28, 1998, the Property was approximately 94% occupied. The tenants are a mix of white-collar and blue-collar workers, students and retired persons.

     The following  table sets forth the 1998 real estate tax information on the
Property:

                                ASSESSED
        JURISDICTION              VALUE            RATE              TAX
---------------------------   -------------   -------------   ----------------
County of Tarrant .........    $6,948,993      $  2.10152      $  146,034.20
City of Arlington .........     6,948,993         0.63800          44,334.58
                                                               -------------
 Total ....................                                    $  190,368.78

     The basis of the depreciable residential real property portion of the Property (currently estimated at about $8,283,095) will be depreciated over 27.5 years on a straight-line basis. The basis of the personal property portion will be depreciated in accordance with the modified accelerated cost recovery system of the Internal Revenue Code of 1986, as amended (the "Code"). Amounts to be spent by the Company on repairs and improvements will be treated for tax purposes as permitted by the Code based on the nature of the expenditures.

     The Advisor and the Company believe that the Property is and will continue to be adequately covered by property and liability insurance.

     ACQUISITION AND MANAGEMENT SERVICES AND FEES. In consideration of services rendered to the Company in connection with the selection and acquisition of the Property, the Company paid Apple Residential Management Group, Inc. a property acquisition fee equal to 2% of the purchase price of the Property, or $186,000. Apple Residential Management Group, Inc. will serve as property manager for the Property and for its services will be paid by the Company a monthly management fee equal to 5% of the gross revenues of the Property plus reimbursement of certain expenses.

                           BRANDYWINE PARK APARTMENTS
                                RICHARDSON, TEXAS

     On  October  29,  1998,  Apple  REIT  Limited  Partnership   purchased  the
Brandywine Park Apartments located at 1111 Abrams Road in Richardson, Texas (the "Property").

     The Property comprises 196 apartment units. The purchase price for the Property was $8,100,000. The seller was Abrams One Properties Limited Partnership, a Texas limited partnership, which is not affiliated with the Company, the Advisor or their affiliates. The purchase price was paid entirely in cash using proceeds from the sale of Shares. Title to the Property was conveyed to the Company by limited warranty deed.

     LOCATION. The Property is located on Abrams Road on the north side of Interstate 635 (L.B.J. Freeway) and east of U. S. Highway 75 (Central Expressway) in Richardson, outside of Dallas, Texas. The Property is located within The Metroplex. For information on The Metroplex, see under "Brookfield Apartments" on page 39 of the Prospectus.

     The immediate area surrounding the Property consists of other multi-family and single-family housing, and commercial and retail development. The Property is located less than a mile from a multi-billion-dollar Texas Instruments facility. The Property is also located immediately adjacent to Richland Community College, a two-year college. The Property is located near restaurants, businesses, schools and churches and is readily accessible from Interstate 635 and Highway 75. The Property is an approximately 20-minute drive from Dallas/Fort Worth International Airport and an approximately 15-minute drive from downtown Dallas.

     DESCRIPTION OF THE PROPERTY. The Property consists of 196 garden-style apartment units in 17 two-story buildings on approximately 11 acres of land. The Property was constructed in 1978.

     The Property offers three different unit types. The unit mix and rents being charged new tenants as of October 1998 are as follows:


                                                APPROXIMATE
                                                 INTERIOR
                                                  SQUARE       MONTHLY
 QUANTITY                  TYPE                   FOOTAGE      RENTAL
----------   -------------------------------   ------------   --------
    80       One bedroom, one bathroom               700       $ 530
    60       Two bedrooms, two bathrooms           1,067         740
    56       Three bedrooms, two bathrooms         1,392         870


     The apartments provide a total of approximately 200,000 square feet of net rentable area.

     The Company believes the Property has generally been well maintained and is in good condition for a property of its age. However, the Company has budgeted approximately $1,078,000 for repairs and improvements to the Property, including clubhouse renovations, siding replacement, exterior painting, pool renovations, foundation corrections and interior upgrades.

     The following information is provided by the seller. Physical occupancy at the Property averaged approximately 96% in 1996 , 97% in 1997 and 97% during the first nine months of 1998. Occupancy rates for earlier periods are not available. Leases at the Property are generally for terms of one year or less. Average rental rates for the past five years have generally increased. As an example, a three-bedroom, two-bathroom apartment rented for $700 in 1993, $710 in 1994, $710 in 1995, $735 in 1996 and $750 in 1997. The average effective annual rental per square foot at the Property for 1993, 1994, 1995, 1996 and 1997 was $6.50, $6.60, $6.60, $6.83, and $6.97, respectively.

     The Property has an outdoor swimming pool, a playground and a picnic are. There is also a clubhouse with a leasing office. There are 196 covered parking spaces and additional paved uncovered parking.

     The buildings are wood frame construction with a combination of brick veneer and painted wood siding exteriors on concrete slab foundations. Roofs are pitched and covered with asphalt shingles on plywood sheathing.

     Each apartment unit has wall-to-wall carpeting in the living areas and vinyl floors in the kitchen and bath. Each apartment unit has a cable television hook-up and individually controlled heating and air-conditioning unit. Each kitchen has a refrigerator/freezer, electric range and oven, dishwasher and garbage disposal. All units have a washer and dryer, a wood-burning fireplace, ten-foot ceilings, ceiling fans, mini and vertical blinds and assigned covered parking. The owner of the Property pays for cold water, sewer service, trash removal and gas for hot water. The tenants pay for their electricity service, which includes cooking, lighting, heating and air-conditioning.

     There are at least four apartment properties that compete with the Property. All offer similar amenities and generally have rents that are comparable to those of the Property. Based on a recent telephone survey, the Advisor estimates that occupancy at nearby competing properties averaged approximately 94% on October 31, 1998.

     As of October 26, 1998, the Property was approximately 98% occupied. The tenants are a mix of white-collar and blue-collar workers and retired persons.

     The following  table sets forth the 1998 real estate tax information on the
Property:


                                  ASSESSED
        JURISDICTION               VALUE            RATE             TAX
----------------------------   -------------   -------------   ---------------
County of Dallas ...........    $6,073,780      $  0.43307      $  26,303.96
City of Richardson .........     6,073,780         0.44385         26,958.47
Richardson I.S.D. ..........     6,073,780         1.62570         98,741.44
                                                                ------------
 Total .....................                                    $ 152,003.88


     The basis of the depreciable residential real property portion of the Property (currently estimated at about $6,161,411) will be depreciated over 27.5 years on a straight-line basis. The basis of the personal property portion will be depreciated in accordance with the modified accelerated cost recovery system of the Code. Amounts to be spent by the Company on repairs and improvements will be treated for tax purposes as permitted by the Code based on the nature of the expenditures.

     The Advisor and the Company believe that the Property is and will continue to be adequately covered by property and liability insurance.

     ACQUISITION AND MANAGEMENT SERVICES AND FEES. In consideration of services rendered to the Company in connection with the selection and acquisition of the Property, the Company paid Apple Residential Management Group, Inc. a property acquisition fee equal to 2% of the purchase price of the property, or $162,000. Apple Residential Management Group, Inc. will serve as property manager for the Property and for its services will be paid by the Company a monthly management fee equal to 5% of the gross revenues of the Property plus reimbursement of certain expenses.

          CERTAIN RELATIONSHIPS WITH CORNERSTONE REALTY INCOME TRUST

     Cornerstone Realty Income Trust, Inc. ("Cornerstone") has been providing property management, advisory and real estate brokerage services to the Company. The property management and advisory services have been provided by Cornerstone under subcontracts from Apple Residential Management Group, Inc. ("ARMG") and Apple Residential Advisors, Inc. ("ARA"), the entities that originally contracted with the Company for the providing of such services. As to the real estate brokerage services, Cornerstone previously purchased the assets of Apple Realty Group, Inc. ("ARG") -- consisting principally of the real estate brokerage agreement -- and thereby succeeded to ARG in providing such services to the Company.

     Effective at the close of business on September 30, 1998, the subcontract agreements described above were terminated, and ARA assigned to ARMG its rights and responsibilities under the advisory agreement. Thus, as of October 1, 1998, the property management and advisory services to the Company are now performed by ARMG using employees leased from Cornerstone. Effective October 1, 1998, Cornerstone sold to ARMG its rights in the real estate brokerage agreement. Beginning on such date ARMG will provide the services and be entitled to the compensation under the real estate brokerage agreement. ARMG will lease employees necessary to provide such services from Cornerstone.

     It is not expected that the restructuring of the relationships under which the Company receives property management, advisory and real estate brokerage services will have any material effect on the Company since in substance Cornerstone will continue to provide such services to the Company.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

     The following discussion is based upon the unaudited financial statements of the Company as of September 30, 1998 and the financial statements of the Company as of December 31, 1997. The information should be read in conjunction with the Company's financial statements and notes thereto included elsewhere in the Prospectus and this Supplement No. 1. The Company is operated and has elected to be treated as a REIT for federal income tax purposes.

     The following discussion contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1993, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements concerning anticipated improvements in financial operations from completed and planned property renovations. Such statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from the results of operations or plans expressed or implied by such forward-looking statements. Such factors include, among other things, unanticipated adverse business developments affecting the Company or the properties, as the case may be, adverse changes in the real estate markets and general and local economies and business conditions, and Year 2000 compliance issues. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore there can be no assurance that such statements will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the results or conditions described in such statements or the objectives and plans of the Company will be achieved.

RESULTS OF OPERATIONS

     Income and occupancy

     Substantially all of the Company's income is from the rental operation of apartment communities. The Company's rental income for the nine months ended September 30, 1998 reflects the operations from the properties acquired before 1998 and from the 13 properties acquired in 1998 from their respective acquisition dates. Rental income for the first nine months increased to $20,256,606 in 1998 from $7,766,740 in 1997. For the third quarter of 1998 rental income increased to $9,221,478 from $3,788,306 in 1997. The increase in rental income is primarily due to the 1997 acquisition operations, as well as the incremental effect of the 1998 acquisition operations.

     Rental income is expected to continue to increase from the impact of planned improvements which are being made in an effort to improve the properties' marketability, economic occupancies, and rental rates.

     Overall economic occupancy for the Company's properties was 93% for the nine months ended September 30, 1998 and 1997. For the third quarter of 1998 and 1997, economic occupancy averaged 94% and 93%, respectively. Overall, the average rental rates for the portfolio increased 19% to $561 per month from $469 per month for the nine months ended September 30, 1998 and 1997, respectively. For the third quarter of 1998 and 1997 average rental rates increased 4% to $564 from $540 per month, respectively. The increase is primarily due to rental increases combined with increases in average rental rates of properties acquired.

     The Company's other source of income is the investment of its cash and cash reserves. Interest income for the nine months ended September 30, 1998 and 1997 was $1,188,355 and $107,584, respectively. For the third quarter of 1998 and 1997, interest income was $366,559 and $19,043, respectively. The increases are due to the Company's investment balance held in liquid money market investments pending use for acquisitions. The investment rate was 5% at September 30, 1998. It is anticipated the interest income will decrease with the use of cash to fund future acquisitions.

     Expenses

     Total expenses for the first nine months of 1998 increased to $13,785,472 from $5,218,461 in 1997. For the third quarter of 1998, total expenses increased to $6,390,838 from $2,699,214 for the same period in 1997. The increases are due largely to the increase in the number of apartments. The operating expense ratio (the ratio of rental expenses, excluding general and administrative, amortization and depreciation expense, to rental income) was 47% and 48% for the nine months ended September 30, 1998 and 1997, respectively. For the third quarter of 1998 and 1997, the operating expense ratio was 49%. The decreases are primarily due to a full period of operation of the 1997 acquisitions and increased efficiencies associated with economies of scale.

     General and administrative expenses totaled 2.9% of total rental income for the nine months ended September 30, 1998 and 4.6% for the same period in 1997. For the third quarter of 1998 and 1997, general and administrative expense totaled 2.4% and 4.6%, respectively, of total income. This percentage is expected to decrease as the Company's asset base and rental income grow. These expenses represent the administrative expenses of the Company as distinguished from the operations of the Company's properties.

     Depreciation expense for the nine month period ended September 30 has increased to $3,680,000 in 1998 from $1,086,111 in 1997. For the third quarter of 1998 depreciation expense was $1,600,000 in 1998 and $780,459 for 1997. The increase is directly attributable to the acquisition of additional apartment communities in 1998 and 1997.

LIQUIDITY AND CAPITAL RESOURCES

     There was a significant change in the Company's liquidity during the nine months ended September 30, 1998, as the Company continued to acquire properties. During the nine months ended September 30, 1998, the Company closed the sale to investors of 12,322,098 Shares representing gross proceeds to the Company of $123,220,986 and net proceeds after payment of brokerage fees and other offering-related costs of $110,538,076.

     Using proceeds from the sale of Common Shares and assumption of mortgage loans, the Company acquired 3,150 apartment homes in thirteen residential rental communities during first nine months of 1998. The following is information on these thirteen acquisitions:


                                                   APARTMENT
        PROPERTY NAME             DATE ACQUIRE       HOMES      PURCHASE PRICE         LOCATION
-----------------------------   ---------------   ----------   ----------------   ------------------
Main Park ...................   February 1998        192          $ 8,000,000     Duncanville, TX
Timberglen ..................   February 1998        304           12,000,000     Dallas, TX
Copper Ridge ................   March 1998           200            4,525,000     Fort Worth, TX
Silver Brook ................   May 1998             472           13,505,000     Grand Prairie, TX
Summer Tree .................   June 1998            232            5,700,000     Dallas, TX
Park Village ................   July 1998            238            7,000,000     Bedford, TX
Cottonwood Crossing .........   July 1998            200            5,700,000     Arlington, TX
Pepper Square ...............   July 1998            144            5,205,000     Dallas, TX
Pace's Point ................   July 1998            300           11,405,000     Lewisville, TX
Hayden's Crossing ...........   July 1998            170            4,705,000     Grand Praire, TX
Emerald Oaks ................   July 1998            250           10,930,000     Grapevine, TX
Newport .....................   July 1998            200            6,330,000     Austin, TX
Estrada Oaks ................   July 1998            248            9,350,000     Irving, TX

     Mortgage payable

     During July 1998, the Company assumed $24.1 million in mortgage loans in connection with the acquisition of five properties. The total of the mortgage loans at September 30, 1998 was approximately $25.3 million (see Note 3 to the consolidated financial statements).

     Cash and cash equivalents

     Cash and cash equivalents totaled $47,090,703 at September 30, 1998. During the first nine months of 1998, the Company distributed $8,541,324 to its shareholders, of which $5,231,567 was reinvested in additional shares through the Additional Share Option. The reinvested funds netted the Company $4,708,410 after payment of brokerage fees. During the nine months of 1998, the Company distributed $252,326 to Cornerstone on Common Shares that had been purchased by Cornerstone.

     Capital requirements

     The Company has an ongoing capital expenditure commitment to fund its renovation program for recently acquired properties. In addition, the Company is always assessing potential acquisitions and intends to acquire additional properties during 1998. During October 1998, the Company purchased two properties for approximately $17.4 million. The properties were purchased using proceeds from the offering. As of November 1, 1998, no material commitments existed for the purchase of additional properties. The potential sources to fund the improvements and any additional acquisitions include additional equity and cash reserves. The Company may also seek to obtain and utilize an unsecured line of credit to facilitate acquisitions, if deemed appropriate by management.

     The Company capitalized $7.3 million of improvements to its various properties during the first nine months of 1998. It is anticipated that some $5 million in additional capital improvements will be completed during the next year on the current portfolio, which are expected to be funded through cash reserves and dividend reinvestment.

     The Company has short-term cash flow needs in order to conduct the operation of its properties. The rental income generated from the properties supplies sufficient cash to provide for the payment of these operating expenses and distributions.

     Capital resources are expected to grow with the future sale of its Common Shares and the cash flow from operations. During 1998, approximately 52% of 1998's distributions, $4,455,708 (net of brokerage commissions), were reinvested in additional Common Shares. In general, the Company's liquidity and capital resources are expected to be adequate to meet its cash requirements in 1998.

     Impact of Year 2000

     The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. As a result, those computer programs have time-sensitive software that recognize a date using "00" as the year 1900 rather than the year 2000.

     The Company has completed an assessment of its programs and determined that it will require upgrading portions of its software so that its computer systems will function properly with respect to dates in the year 2000 and thereafter, as well as upgrading certain computer hardware. The Company is actively engaged in upgrading the computer systems. The Company's accounting, property management, human resource, and payroll applications are classified as year 2000 compliant by their respective software vendors once upgraded, but have not been tested by the Company. As the software is upgraded, the Company will begin testing their compliancy which will be included in the overall system testing which is scheduled to be completed in the second quarter of 1999. To the extent such vendors are unable to perform services due to their year 2000 related issues, the Company will seek other similar vendors who are capable of providing services.

     The Company is also exposed to the risk that one or more of its vendors or service providers could experience year 2000 problems that impact the ability of such vendor or service provider to provide goods and services. Though this is not considered as significant a risk with respect to the suppliers of goods, due to the availability of alternative suppliers, the disruption of certain services, such as utilities, could, depending upon the extent of the disruption, have a material adverse impact on the Company's operations. To date, the Company is not aware of any vendor or service provider year 2000 issue that management believes would have a material adverse impact on the Company's operations. However, the Company has no means of ensuring that its vendors or service providers will be year 2000 ready. The inability of vendors or service providers to complete their year 2000 resolution process in a timely fashion could have an adverse impact on the Company. The effect on non-compliance by vendors or service providers is not determinable at this time.

     The Company utilizes microprocessors which are imbedded in systems which are part of the Company's operations. In particular, year 2000 problems in the HVAC, telephone, security or other such systems at the properties could disrupt operations at the affected properties. The Company anticipates that its assessment will be complete by the end of 1998. At this point, based on the status of its assessment the Company does not believe a material number of these systems will be non-compliant. Additionally, many of these systems, which operate automatically, can be operated manually and consequently in the event these systems experience a failure as a result of the year 2000 problem, the disruption caused by such failure should not be material the Company's operations.

     There should be no additional cost to the Company for the software and computer hardware upgrades to become year 2000 compliant. The software upgrades are included in the annual maintenance fee paid by the Company to the vendors and the computer hardware upgrades are included in the ordinary course regardless of the year 2000 issue. Substantially all of those costs have been expensed as incurred in 1998 and the remaining will be expensed as incurred during the first quarter of 1999.

     Management believes it is devoting the resources necessary to achieve year 2000 readiness in a timely manner.

                  INDEX TO FINANCIAL STATEMENTS OF THE COMPANY

                                                                                         PAGE
                                                                                         -----
COMPANY INTERIM FINANCIAL STATEMENTS (UNAUDITED)
 Consolidated Balance Sheets -- September 30, 1998 and December 31, 1997 ...............  F-2
 Consolidated  Statements of Operations -- Three Months ended September 30, 1998 and September 30, 1997 and Nine Months Ended September 30, 1998 and September
   30, 1997 ............................................................................  F-3
 Consolidated  Statement of Shareholders'  Equity -- Nine Months ended September
   30, 1998 ............................................................................  F-3
 Consolidated  Statements of Cash Flows -- Nine Months ended  September 30, 1998 and September 30, 1997 ..............................................................  F-4
 Notes to Consolidated Financial Statements ............................................  F-5


                      APPLE RESIDENTIAL INCOME TRUST, INC.
                     CONSOLIDATED BALANCE SHEETS (UNAUDITED)

                                                                        SEPTEMBER 30,      DECEMBER 31,
                                                                            1998               1997
                                                                      ----------------   ---------------

ASSETS
 Investment in Rental Property
 Land .............................................................     $ 35,291,836      $ 15,396,823
 Buildings and property improvements ..............................      169,230,344        73,113,886
 Furniture and fixtures ...........................................        2,139,825         1,123,639
                                                                        ------------      ------------
                                                                         206,662,005        89,634,348
 Less accumulated depreciation ....................................       (5,578,003)       (1,898,003)
                                                                        ------------      ------------
                                                                         201,084,002        87,736,345
 Cash and cash equivalents ........................................       47,090,703        24,162,572
 Prepaid expenses .................................................          142,156           142,581
 Other assets .....................................................        1,668,108           444,022
                                                                        ------------      ------------
   Total Assets ...................................................     $249,984,969      $112,485,520
                                                                        ============      ============
LIABILITIES AND SHAREHOLDERS' EQUITY
 Liabilities
 Mortgage notes payable ...........................................     $ 25,323,184      $         --
 Accounts payable .................................................          763,854           536,324
 Accrued expenses .................................................        4,334,180         2,143,888
 Rents received in advance ........................................           46,966            70,051
 Tenant security deposits .........................................          838,286           394,702
                                                                        ------------      ------------
   Total Liabilities ..............................................       31,306,470         3,144,965
Shareholders' equity
Common stock, no par value, authorized 50,000,000 shares; issued and outstanding
 24,693,927 shares and 12,371,829 shares,
 respectively .....................................................      219,628,535       109,090,459
Class B convertible stock, no par value, authorized 200,000 shares;
 issued and outstanding 200,000 shares ............................           20,000            20,000
Receivable from officer-shareholder ...............................               --           (20,000)
Net income greater (less) than distributions ......................         (970,036)          250,096
                                                                        ------------      ------------
   Total Shareholders' Equity .....................................      218,678,499       109,340,555
                                                                        ------------      ------------
   Total Liabilities and Shareholders' Equity .....................     $249,984,969      $112,485,520
                                                                        ============      ============


          See accompanying notes to consolidated financial statements.

                      APPLE RESIDENTIAL INCOME TRUST, INC.
                CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)


                                                             THREE MONTHS ENDED                  NINE MONTHS ENDED
                                                      ---------------------------------   --------------------------------
                                                       SEPTEMBER 30,     SEPTEMBER 30,     SEPTEMBER 30,     SEPTEMBER 30,
                                                            1998              1997              1998             1997
                                                      ---------------   ---------------   ---------------   --------------
  REVENUE:
   Rental income ..................................     $ 9,221,478       $ 3,788,306      $ 20,256,606      $ 7,766,740
  EXPENSES:
   Property and maintenance .......................       2,684,070         1,069,775         5,555,743        2,170,664
   Taxes and insurance ............................       1,370,123           597,227         2,832,675        1,176,182
   Property management ............................         503,250           207,026         1,109,495          403,479
   General and administrative .....................         221,820           173,932           579,015          356,581
   Amortization expense ...........................          11,576             8,484            28,544           25,444
   Depreciation of rental property ................       1,600,000           642,770         3,680,000        1,086,111
                                                        -----------       -----------      ------------      -----------
    Total expenses ................................       6,390,839         2,699,214        13,785,472        5,218,461
                                                        -----------       -----------      ------------      -----------
  Income before interest income (expense) .........       2,830,639         1,089,092         6,471,134        2,548,279
   Interest income ................................         366,559            19,043         1,188,355          107,584
   Interest expense ...............................        (312,466)         (251,406)         (338,297)        (412,410)
                                                        -----------       -----------      ------------      -----------
  Net income ......................................     $ 2,884,732       $   856,729      $  7,321,192      $ 2,243,453
                                                        ===========       ===========      ============      ===========
  Basic and diluted earnings per common
   share ..........................................     $      0.13       $      0.12      $       0.41      $      0.44
                                                        ===========       ===========      ============      ===========
  Distributions per common share ..................     $      0.20       $      0.20      $       0.61      $      0.41
                                                        ===========       ===========      ============      ===========


           CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (UNAUDITED)


                                                                     CONVERTIBLE
                                           COMMON STOCK             CLASS B STOCK
                                   ---------------------------- ----------------------
                                      NUMBER                       NUMBER
                                     OF SHARES       AMOUNT      OF SHARES    AMOUNT
                                   ------------ --------------- ----------- ----------
Balance at December 31, 1997 .....  12,371,829   $109,090,459     200,000    $20,000
Net proceeds from the sale of
 shares ..........................  11,798,941    105,829,666          --         --
Net income .......................          --             --          --         --
Cash distributions declared to
 shareholders ($.61 per share)....          --             --          --         --
Payment from officer-
 shareholder .....................          --             --          --         --
Shares issued through Additional
 Share Option ....................     523,157      4,708,410          --         --
                                    ----------   ------------     -------    -------
Balance at September 30, 1998 ....  24,693,927   $219,628,535     200,000    $20,000
                                    ==========   ============     =======    =======




                                     RECEIVABLE     NET INCOME         TOTAL
                                    FROM OFFICER-  GREATER THAN      SHAREHOLDERS'
                                     SHAREHOLDER   DISTRIBUTIONS      EQUITY
                                   -------------- -------------- ----------------
Balance at December 31, 1997 .....   ($ 20,000)    $    250,096    $109,340,555
Net proceeds from the sale of
 shares ..........................          --               --     105,829,666
Net income .......................          --        7,321,192       7,321,192
Cash distributions declared to
 shareholders ($.61 per share)....          --       (8,541,324)     (8,541,324)
Payment from officer-
 shareholder .....................      20,000               --          20,000
Shares issued through Additional
 Share Option ....................          --               --       4,708,410
                                      --------     ------------    ------------
Balance at September 30, 1998 ....          --     $   (970,036)   $218,678,499
                                      ========     ============    ============

          See accompanying notes to consolidated financial statements.

                     APPLE RESIDENTIAL INCOME TRUST, INC.
               CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)


                                                                                 NINE MONTHS ENDED
                                                                         ----------------------------------
                                                                          SEPTEMBER 30,      SEPTEMBER 30,
                                                                               1998              1997
                                                                         ---------------   ----------------
Cash flow from operating activities:
 Net income ..........................................................    $   7,321,192     $   2,243,453
 Adjustments to reconcile net income to net cash provided by operating activities
   Depreciation and amortization .....................................        3,708,544         1,111,555
   Amortization of deferred financing costs ..........................           25,831            35,256
   Changes in operating assets and liabilities:
    Prepaid expenses .................................................              425          (161,391)
    Other assets .....................................................       (1,278,461)         (622,164)
    Accounts payable .................................................          227,530           411,069
    Accrued expenses .................................................        1,332,860         1,274,860
    Rent received in advance .........................................          (23,085)           25,969
    Tenant security deposits .........................................          (44,088)            3,705
                                                                          -------------     -------------
      Net cash provided by operating activities ......................       11,270,748         4,322,312
Cash flow from investing activities:
 Acquisitions of rental property, net of liabilities assumed .........      (83,018,732)      (80,128,927)
 Capital improvements ................................................       (7,340,637)       (2,173,200)
                                                                          -------------     -------------
      Net cash used in investing activities ..........................      (90,359,369)      (82,302,127)
Cash flow from financing activities:
 Proceeds from short-term borrowings .................................               --        39,640,000
 Repayments of short-term borrowings .................................               --       (34,507,298)
 Payment from officer-shareholder ....................................           20,000                --
 Net proceeds from issuance of shares ................................      110,538,076        76,005,821
 Cash distributions paid to shareholders .............................       (8,541,324)       (1,808,503)
                                                                          -------------     -------------
      Net cash provided by financing activities ......................      102,016,752        79,330,020
      Increase in cash and cash equivalents ..........................       22,928,131         1,350,205
Cash and cash equivalents, beginning of year .........................       24,162,572               100
                                                                          -------------     -------------
Cash and cash equivalents, end of period .............................    $  47,090,703     $   1,350,305
                                                                          =============     =============

          See accompanying notes to consolidated financial statements.

                    APPLE RESIDENTIAL INCOME TRUST, INC
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

                              SEPTEMBER 30, 1998

NOTE 1 -- GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

     The accompanying unaudited financial statements have been prepared in accordance with the instructions for Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information required by generally accepted accounting principles. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and nine months ended September 30, 1998 are not necessarily indicative of the results that may be expected for the year ended December 31, 1998. These financial statements should be read in conjunction with the Company's December 31, 1997 Annual Report on Form 10-K.

     All earnings per share amounts for all periods have been presented and where appropriate, restated to conform to the Statement 128 requirements.

     Certain previously reported amounts have been reclassified to conform with the current financial statement presentation.

     As of January 1, 1998, the Company adopted Statement 130, "Reporting Comprehensive Income." Statement 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of this Statement had no impact on the Company's net income or shareholders' equity. The Company does not currently have any items of comprehensive income requiring separate reporting and disclosure.

     The Company commenced operations in January 1997.

NOTE 2 -- INVESTMENT IN RENTAL PROPERTY

     The Company purchased 13 properties located in the Dallas/Fort Worth area of Texas for $104,355,000 during the nine months ended September 30, 1998. The following is a summary of rental property acquired during the nine months ended September 30, 1998:


                                                    INITIAL
                                                  ACQUISITION        DATE OF
                  DESCRIPTION                         COST         ACQUISITION
----------------------------------------------   -------------   ---------------
Main Park ....................................   $ 8,000,000     February, 1998
Timberglen ...................................   $12,000,000     February, 1998
Copper Ridge .................................   $ 4,525,000     March, 1998
Silver Brook (formerly Bitter Creek) .........   $13,505,000     May, 1998
Summer Tree ..................................   $ 5,700,000     June, 1998
Park Village .................................   $ 7,000,000     July, 1998
Cottonwood Crossing ..........................   $ 5,700,000     July, 1998
Pepper Square ................................   $ 5,205,000     July, 1998
Pace's Point .................................   $11,405,000     July, 1998
Hayden's Crossing ............................   $ 4,705,000     July, 1998
Emerald Oaks .................................   $10,930,000     July, 1998
Newport ......................................   $ 6,330,000     July, 1998
Estrada Oaks .................................   $ 9,350,000     July, 1998

            APPLE RESIDENTIAL INCOME TRUST, INC NOTES TO CONSOLIDATED
                 FINANCIAL STATEMENTS (UNAUDITED) - (CONTINUED)

NOTE 3 -- MORTGAGE NOTES PAYABLE

     In connection with the acquisitions of five properties in July 1998, the Company assumed five mortgage notes with a principal amount of $24,159,019 and a fair value of $25,418,421. These mortgage notes have been recorded at fair value. The difference between the fair value and principal is being amortized as an adjustment to interest expense over the term of the respective notes. At September 30, 1998, the balance of the mortgage notes payable was $25,323,184. Mortgage notes payable are due in monthly installments, including principal and interest. Scheduled maturities are at various dates through December, 2005. The weighted average interest rate on the mortgage notes was 7.56 % at September 30, 1998. Interest paid by the Company in 1998 was $312,466.

     The aggregate maturities of mortgage notes payable subsequent to September 30, 1998 are as follows:


          YEAR                AMOUNT
-----------------------   --------------
  1998 ................    $   126,473
  1999 ................        520,369
  2000 ................        543,922
  2001 ................        569,283
  2002 ................        596,599
  Thereafter ..........     22,966,538
                           -----------
                           $25,323,184
                           ===========


NOTE 4 -- RELATED PARTIES

     Prior to March 1, 1997, the Company had contracted with Apple Residential Management Group, Inc. (the "Management Company") to manage the acquired properties, Apple Residential Advisors, Inc. (the "Advisor") to advise and provide the Company with day to day management, and Apple Realty Group, Inc. to acquire and dispose of real estate assets held by the Company. The Company paid the Management Company a management fee equal to 5% of rental income plus reimbursement of certain expenses in the amount of $52,375. The Company paid the Advisor a fee equal to .25% of total contributions received by the Company in the amount of $14,894. The Company paid Apple Realty Group, Inc. a fee of 2% of the purchase price of the acquired properties in the amount of $624,382.

     Effective March 1, 1997, with the approval of the Company, Cornerstone Realty Income Trust Inc. ("Cornerstone"), for which Glade M. Knight (Chief Executive Officer and Chairman of the Board of the Company) also serves as Chief Executive Officer and Chairman, entered into subcontract agreements with the Management Company and Advisor whereby Cornerstone agreed to provide advisory and property management services to the Company in exchange for fees and expense reimbursement per the same terms described above. For the nine months ended September 30, 1998, the Company paid Cornerstone $1,466,199 under the agreements and $126,000 for certain reimbursable items.

     During 1997, with the consent of the Company, Cornerstone acquired all the assets of Apple Realty Group, Inc. The sole material asset of the company was the acquisition/disposition agreement with the Company. Cornerstone paid $350,000 in cash and issued 150,000 common shares (valued at $11 per common share for a total of $1,650,000) in exchange for the assignment of the rights to the acquisition/disposition agreement. Cornerstone is entitled, under the terms of the acquisition/disposition agreement, to a real estate commission equal to 2% of the gross purchase price of the Company's properties plus reimbursement of certain expenses to the extent proceeds from the Company's equity offering are used to purchase the property. For the nine months ended September 30, 1998, the Company paid Cornerstone approximately $2,087,101 under the agreement and $32,500 for expense reimbursement.

            APPLE RESIDENTIAL INCOME TRUST, INC NOTES TO CONSOLIDATED
                 FINANCIAL STATEMENTS (UNAUDITED) - (CONTINUED)

     During the first quarter of 1997, the Company granted Cornerstone a continuing right to acquire up to 9.8% of the common shares of the Company at the market price, net of selling commissions, extending through the end of the Company's initial public offering of its shares. In April 1997, Cornerstone purchased 417,778 common shares of the Company at $9 per share for approximately $3.76 million. Cornerstone owns approximately 2% of the total common shares of the Company outstanding as of September 30, 1998. Cornerstone intends to make periodic evaluations of the advisability of purchasing additional common shares of the Company and may make such purchases, if such purchases are deemed by the Cornerstone board of directors to be in the best interests of Cornerstone and its shareholders.

NOTE 5 -- EARNINGS PER COMMON SHARE

     The following table sets forth the computation of basic and diluted earnings per common share:


                                               THREE MONTHS      NINE MONTHS       THREE MONTHS      NINE MONTHS
                                              ENDED 9/30/98     ENDED 9/30/98     ENDED 9/30/97     ENDED 9/30/97
                                             ---------------   ---------------   ---------------   --------------
Numerator:
 Net Income ..............................   $2,884,732        $7,321,192        $856,729          $2,243,453
 Numerator for basic and diluted
   earnings ..............................   $2,884,732        $7,321,192        $856,729          $2,243,453
Denominator:
 Denominator for basic Earnings per
   share-weighted-average shares .........   21,758,927        17,823,314        7,135,536         5,053,423
Effect of dilutive securities: Stock
 options .................................          --                --               --                 --
                                             ----------        ----------        ---------         ----------
Denominator for diluted earnings per
 share-adjusted weighted-average
 shares and assumed conversions ..........   21,758,927        17,823,314        7,135,536         5,053,423
                                             ----------        ----------        ---------         ----------
Basic and diluted earnings per
 Common share ............................   $    0.13         $    0.41         $   0.12          $    0.44
                                             ----------        ----------        ---------         ----------

NOTE 6 -- SUBSEQUENT EVENTS

     During October 1998, the Company distributed to its shareholders approximately $4,411,454 (20.6 cents per share) of which approximately $2,677,060 was reinvested in the purchase of additional shares through the Additional Share Option. During October 1998, the Company also closed the sale to investors of 1,430,596 shares at $10 per share representing net proceeds to the Company after payment of brokerage fees of $12,875,360.

     On October 28, 1998, the Company acquired Burney Oaks Apartments, a 240-unit apartment community located in Arlington, Texas for $9,300,000. On October 29, 1998, the Company acquired Brandywine Park Apartments, a 196-unit apartment community located Richardson, Texas for $8,100,000. Both properties were purchased with proceeds from the offering.

     Cornerstone has been providing property management and advisory services to the Company through subcontract agreements (see Note 4). Effective on the close of business on September 30, 1998, the subcontract agreements were terminated and Apple Residential Advisors, Inc. ("ARA") assigned to Apple Residential Management Group, Inc. ("ARMG") its rights and responsibilities under the advisory agreement. Thus, as of October 1, 1998, the property management and advisory services to the Company are now being performed by ARMG using employees leased from Cornerstone.

     Cornerstone has been providing real estate brokerage services to the Company under the acquisition/disposition contract it acquired when Cornerstone acquired all of the assets of Apple Realty Group, Inc. (see Note 4). Effective October 1, 1998, Cornerstone sold to ARMG its rights in the real

            APPLE RESIDENTIAL INCOME TRUST, INC NOTES TO CONSOLIDATED
                 FINANCIAL STATEMENTS (UNAUDITED) - (CONTINUED)

estate brokerage agreement. Beginning on such date ARMG will provide the services and be entitled to the compensation under the real estate brokerage agreement. ARMG will lease employees necessary to provide such services from Cornerstone.

     Effective October 1998, the Company extended its best efforts offering for an additional $50 million.

     On September 17, 1998, the Company's Board of Directors approved the grant to Glade M. Knight of options to purchase Common Shares (the "Award Agreement"). This grant was made apart from the Incentive Plan. The final terms of the Award Agreement have not yet been approved by the Company's Compensation Committee, but it is expected that the Award Agreement will provide Mr. Knight options to purchase 355,111 Common Shares (the "Award Options"). The Award Options will be issued in five equal parts, if, as and when there is sold in the Company's additional $50 million offering $10 million, $20 million, $30 million, $40 million and $50 million, respectively (each a break point), in Shares. If the Offering is terminated at any point other than one of the break points, there will be issued at the time of termination a pro rata portion of the Award Options.

     The exercise price of the Award Options will be $10 per Common Share acquired. However, if a "Triggering Event" occurs, the exercise price will be $1.00 per Common Share for the following 180 days. A Triggering Event means the occurrence of either of the following events: (1) substantially all of the Company's assets, stock or business is sold or otherwise transferred or (2) the Advisory Agreement between the Company and ARA is terminated or not renewed, and the Company ceases to use ARMG to provide substantially all of its property management services.

     If a Triggering Event occurs, and the holder of the Award Options either elects not to, or fails to, exercise any exercisable Award Options, then the Company will pay to the holder the difference between the exercise price and the value of the Common Shares that would be obtained upon exercise. If the exercise or the receipt of payment in lieu of such exercise subjects the holder to an additional penalty tax under the Internal Revenue Code, the Company will pay to the holder an additional amount to offset the penalty tax.

NOTE 7 -- ACQUISITIONS

     The following unaudited pro forma information for the nine months ended September 30, 1998 and 1997 assumes the property acquisitions made during the first nine months of 1998 and all of 1997 were made by the Company on January 1 of the respective year and is presented as if (a) the Company had qualified as a REIT, distributed at least 95% of its taxable income and, therefore incurred no federal income tax expense during the period, and (b) the Company had used proceeds from its best efforts offering to acquire the properties. The pro forma information does not purport to represent what the Company's results of operations would actually have been if such transactions, in fact, had occurred on January 1 of the respective year, nor does it purport to represent the results of operations for future periods.


                                          NINE MONTHS        NINE MONTHS
                                         ENDED 9/30/98      ENDED 9/30/97
                                        ---------------   ----------------
       Rental Income ................    $ 28,292,944       $ 27,284,097
       Net Income ...................    $  8,721,374       $  6,663,396
       Net Income Per Share .........    $       0.39       $       0.37


     The pro forma information reflects adjustments for the actual rental income and rental expenses of the 13 acquisitions made in 1998 and the 12 acquisitions made in 1997 for the respective periods in 1998 and 1997 prior to their acquisition by the Company. Net income has been adjusted as follows: (1) property management and advisory expenses have been adjusted based on the Company's contractual arrangements of 5% of revenues from rental income plus reimbursement of certain monthly expenses estimated to be $2.50 per unit; (2) advisory expenses have been adjusted based on the Company's

            APPLE RESIDENTIAL INCOME TRUST, INC NOTES TO CONSOLIDATED
                 FINANCIAL STATEMENTS (UNAUDITED) - (CONTINUED)

contractual arrangement of .25% of annual gross proceeds of common stock raised;
(3) depreciation has been adjusted based on the Company's allocation of purchase price to buildings over an estimated useful life of 27.5 years; (4) weighted average number of shares has been adjusted assuming the properties were acquired with net proceeds from the Company's "best efforts" offering of $10 per share (net $8.70 per share); and (5) interest expense related to the assumption of the mortgage debt.